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                              August 7, 2023

       Christopher Giordano
       President and Chief Executive Officer
       Tenax Therapeutics, Inc.
       101 Glen Lennox Drive, Suite 300
       Chapel Hill, North Carolina 27517

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 28,
2023
                                                            File No. 001-34600

       Dear Christopher Giordano:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 28, 2023

       Pay Versus Performance, page 44

   1.                                                   We note from footnote
(3) on page 45 that the 2022 disclosure of the average Summary
                                                        Compensation Table
total for non-PEO NEOs is meant to include both Eliot Lurier and Stuart Rich, and
for 2021 is meant to include Messrs. Lurier and Jebsen and Dr. Rich.
                                                        However, it appears
that the pay versus performance table may include only the Summary
                                                        Compensation Table
total and compensation actually paid amounts for Dr. Rich. Please ensure that the pay
versus performance table includes the disclosures required by
                                                        Regulation S-K Item
402(v)(2)(ii) and (iii), and that any footnotes and descriptions of the relationships between
information presented in the table accurately reflect the disclosures in the table.
   2. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts
are reflected in the row titled "Year over Year Change in Fair
                                                        Value of Equity Awards
Granted in Prior Years that Vested in the Year." Specifically, equity awards granted
in prior years that vest during the relevant year should be valued as the difference between
the fair value as of the end of the prior fiscal year and the vesting date, not the "year
over year" change in value. Please ensure that your table headings reflect accurately the
amounts used to calculate compensation actually paid. Refer to Item
                                                        402(v)(2)(iii)(C)(iv)
of Regulation S-K.
 Christopher Giordano
Tenax Therapeutics, Inc.
August 7, 2023
Page 2

       Please contact John Stickel at 202-551-3324 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameChristopher Giordano                  Sincerely,
Comapany NameTenax Therapeutics, Inc.
                                                        Division of Corporation
Finance
August 7, 2023 Page 2                                   Disclosure Review
Program
FirstName LastName